U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             FORM 4 AMENDMENT 1

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person

   Cooley, Jr.   Donald   R.
   (Last)        (First)  (Middle)

   P.O. Box 38
   (Street)

   Kelso      WA           98626
   (City)     (State)      (Zip)

2. Issuer Name and Ticker or Trading Symbol

   Tollycraft Yacht Corporation (TLLR)

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year

   March 1997

5. If Amendment, Date of Original (Month/Year)

   4/8/97

6. Relationship of Reporting Person to Issuer (Check all applicable)

   /x/ Director                            / / 10% Owner
   /x/ Officer (give title below)          / / Other (specify below)
                President/COO





Table I -- Non-Derivative Securities Acquired,
           Disposed of, or Beneficially Owned


                                                   5.Amount
                                                   of Secu-
                                                   rities
                                                   Bene-
                                                   ficially
                                4.Securities       Owned at  6.Ownership
            2.Trans- 3.Trans-   Acquired (A) or    End of    Form:        7.
             action  action     Disposed of (D)    Month     Direct    Nature of
             Date    Code       (Instr. 3,4 and 5)           (D) or    Indirect
1.Title of   (Month/ (Instr.8)         (A)                   Indirect Beneficial
Security      Day/                      or         (Instr.      (I)   Ownership
(Instr.3)     Year)   Code  V   Amount (D)   Price 3 and 4) (Instr.4) (Instr.4)


Common Stock,
  $.001 par   3-12-97  A         4,850  A   $3.00            D

Common Stock,
  $.001 par   3-24-97  A        20,000  A   $3.00  24,850    D



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.




Table II--Derivative Securities Acquired, Disposed of or Beneficially Owned
          (e.g., puts, calls, warrants, options, convertible securities)

            2.Conver-                    5.Number of Deriv-  6.Date Exercisable
            sion or   3.Trans-             ative Securities  and Expiration Date
            Exercise  action               Acquired (A) or   (Month/Day/Year)
1.Title of  Price of  Date     4.Transac-  Disposed of (D)
Derivative  Deriv-    (Month/  tion Code   (Instr.3,4,and 5) Date
Security    ative     Day/     (Instr.8)                     Exercis- Expiration
(Instr.3)   Security  Year)    Code  V     (A)     (D)      able     Date


Stock
  Option(1)  $9.25                                           (1)      (1)
Incentive
  Option(2)  (2)                                             (2)      (2)

                                                              10.
                                                9.Number of Ownership
                                                 Derivative Form of
                                                 Securities Derivative
                                                 Benefi-    Security:   11.
             7.Title and                         cially     Direct    Nature
             Amount of Underlying     8.Price of Owned at   (D) or   of Indirect
             Securities               Derivative End of     Indirect  Beneficial
1.Title of   (Instr. 3 and 4)         Security   Month      (I)       Ownership
Derivative                  Amount or
Security     Title          Number of  (Instr.5) (Instr.4) (Instr. 4) (Instr.4)

Stock
  Option(1)  Common Stock   120,000   $0         0          D
Incentive
  Option(2)  Common Stock    40,000   $0         0          D


Explanation of Responses:

(1) Granted 1-11-96. Exercisable at $9.25 per share. Expires 24 months after the debt owed by the Company to Vera Corporation is fully paid and no longer outstanding or is bargained, sold, assigned, transferred or conveyed to a third party, and written notice form the Company of such payoff or transfer is given to the Optionee. The Vera debt is currently outstanding and option is therefor unexercisable.

(2) Granted 1-11-96. Exercisable as follows: 1.1 Up to 10,000 shares at $9.25 per share, which is the fair value at the time this option is granted, on or before 12-31-96; 1.2 Any unexercised shares issuable pursuant to Section 1.1 herein and up to 10,000 additional shares, all at $12.50 per share on or before 12-31-97; 1.3 Any unexercised shares issuable pursuant to Sections 1.1 and 1.2 herein and up to 10,000 additional shares, all at 50% of the bid price of the stock as quoted at the time notice of exercise is given, on or before 12-31-98; 1.4 Any unexercised shares issuable pursuant to Sections 1.1, 1.2, and 1.3 herein and up to 10,000 additional shares, all at 50% of the bid price of the stock as quoted at the time notice of exercise is given, on or before 12-31-99.




By: /s/ D.R. Cooley
    **Signature of Reporting Person                       Date 3-16-98


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).